UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

                                  SCHEDULE TO/A

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                   BUCA, INC.
                       (Name of Subject Company (Issuer))

                               BUCA FINANCING, LLC
                                    (Offeror)

                     an indirect wholly-owned subsidiary of

                      PLANET HOLLYWOOD INTERNATIONAL, INC.
                               (Parent of Offeror)

    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    117769109
                      (CUSIP Number of Class of Securities)

                                 Thomas Avallone
               Executive Vice President & Chief Financial Officer
                      Planet Hollywood International, Inc.
                             7598 W. Sand Lake Road
                                Orlando, FL 32819

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:
                              L. Kevin O'Mara, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10022
                                 (212) 504-6000

CALCULATION OF FILING FEE

       Transaction Valuation(1)                   Amount of Filing Fee(2)
              $9,634,005                                   $379

(1) Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction valuation was calculated by multiplying the offer price of $0.45 per share by 21,408,901, the number of shares of common stock, $0.01 par value per share, of BUCA, Inc. ("BUCA") outstanding on a fully diluted basis as of July 31, 2008, as represented by BUCA in the Agreement and Plan of Merger dated August 5, 2008 by and among BUCA, BUCA Financing, LLC and Planet Hollywood International, Inc. ("Planet Hollywood"), which Shares consist of 21,408,901 shares issued and outstanding.

(2) The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the transaction value by 0.00003930.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid: $379            Filing Party: BUCA FINANCING, LLC
      Form of Registration No.: Schedule TO   Date Filed: August 12, 2008

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   Third-party tender offer subject to Rule 14d-1.

| |   Issuer tender offer subject to Rule 13e-4.
| |   Going-private transaction subject to Rule 13e-3.
| |   Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. | |

   This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on August 12, 2008 (the "Schedule TO") by (i) Planet Hollywood International, Inc., a Delaware corporation ("Planet Hollywood"), and (ii) BUCA Financing, LLC, a Florida limited liability company and an indirect wholly-owned subsidiary of Planet Hollywood (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, of BUCA, Inc. (the "Shares"), a Minnesota corporation ("BUCA"), at a purchase price of $0.45 per share net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 2008 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). The Schedule TO (including the Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by BUCA on August 12, 2008 contain important information about the Offer, all of which should be read carefully by BUCA shareholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of August 5, 2008, by and among BUCA, Planet Hollywood and the Purchaser (the "Merger Agreement").

   Documentation relating to the Offer has been mailed to BUCA shareholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to The Altman Group, Inc., 1200 Wall Street West, Lyndhurst, NJ 07071, or by calling toll-free at (866) 530 8628.

   The information in the Offer to Purchase and the related Letter of Transmittal is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is amended and supplemented by adding the following text to such Item:

   The initial offering period and withdrawal rights expired at 12:00 Midnight, New York City time, on Tuesday, September 9, 2008. Based on information provided Wells Fargo Bank, N.A., as the Depositary, as of such time, an aggregate of approximately 18,006,900 Shares (including 293,852 Shares subject to guarantees of delivery) were validly tendered and not withdrawn pursuant to the Offer, representing approximately 84% of the outstanding Shares. The Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment will be made promptly.

   Upon acceptance for payment of, and payment by the Purchaser for, such Shares tendered in the Offer, the Merger Agreement grants Planet Hollywood the right to designate a number of individuals to the BUCA Board who, following their election, will constitute at least a majority of the BUCA Board.

   The Purchaser commenced a subsequent offering period in connection with the Offer, at 9:00 a.m., New York City time, on Wednesday, September 10, 2008, for all remaining untendered Shares. The subsequent offering period will expire at 12:00 Midnight, New York City time, on Friday, September 12, 2008, unless extended. Planet Hollywood and the Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law. Any such extension will be followed by a public announcement, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire. During the subsequent offering period, the Purchaser will accept for payment, and promptly purchase, properly tendered Shares. BUCA shareholders who properly tender their Shares during the subsequent offering period will receive the same $0.45 per Share cash consideration (without interest) that is payable to shareholders who tendered their Shares during the initial offering period. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (i) Shares cannot be delivered by the guaranteed delivery procedure and (ii) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offering period may not be withdrawn.

   On Wednesday, September 10, 2008, Planet Hollywood issued a press release announcing the preliminary results of the Offer and the commencement of the subsequent offering period. The full text of this press release is filed as Exhibit (a)(5)(B) to this Amendment No. 1 and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

    Exhibit                                    Exhibit Name
--------------                  ------------------------------------------
(a)(5)(B)                       Press Release issued by Planet Hollywood
                                International, Inc. on September 10, 2008.

                                    SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                       PLANET HOLLYWOOD INTERNATIONAL, INC.

                                       By: /s/ Martha H. McIntosh
                                          --------------------------------------
                                          Name:  Martha H. McIntosh
                                          Title: Vice President, General
                                                 Counsel and Secretary

                                       BUCA FINANCING, LLC

                                       By: /s/ Thomas Avallone
                                          --------------------------------------
                                          Name:  Thomas Avallone
                                          Title: Executive Vice President,
                                                 Chief Financial Officer and
                                                 Treasurer

Date:  September 10, 2008

                                  EXHIBIT INDEX

    Exhibit                              Exhibit Name
--------------  ----------------------------------------------------------------
(a)(1)(A)       Offer to Purchase dated August 12, 2008.

(a)(1)(B) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)       Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A) Press Release issued by BUCA on August 5, 2008, incorporated herein by reference to BUCA's Current Report on Form 8-K, filed on August 11, 2008.

(a)(5)(B) Press Release issued by Planet Hollywood International, Inc. on September 10, 2008.*

(b)(1) Equity Commitment Letter, dated August 5, 2008, by and between Bay Harbour Management, L.C. and Planet Hollywood.

(d)(1) Agreement and Plan of Merger, dated as of August 5, 2008, by and among BUCA, Planet Hollywood and the Purchaser, incorporated herein by reference to BUCA's Current Report on Form 8-K, filed on August 11, 2008.

(d)(2) Credit Agreement, dated as of August 5, 2008, by and among BUCA and each of its subsidiaries that are signatories thereto and the Purchaser, incorporated herein by reference to BUCA's Current Report on Form 8-K, filed on August 11, 2008.

(d)(3) Warrant to Purchase Common Shares of BUCA, Inc., dated as of August 5, 2008, issued to Purchaser, incorporated herein by reference to BUCA's Current Report on Form 8-K, filed on August 11, 2008.

(d)(4) Intercreditor and Subordination Agreement, dated as of August 5, 2008, by and between Wells Fargo Foothill, Inc. and Purchaser.

------------

*  Filed herewith.